                                                                                                                                                                                                           EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2015	2014
Income from continuing operations before income taxes (1)	$10,854	$12,897

Add: fixed charges, excluding capitalized interest	1,085	1,147

Income as adjusted before income taxes	$11,939	$14,044

Fixed charges:
Interest expense	$747	$774
Capitalized interest	(1)	3
Portion of rental expense representative of interest	338	373

Total fixed charges	$1,084	$1,150

Ratio of income from continuing operations to fixed charges	11.02	12.21

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company's share in the income and losses of less-than-fifty percent-owned affiliates.

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